MANAGED MUNICIPALS PORTFOLIO II INC.
10f-3 REPORT
October 1, 2001 through March 31, 2002


	 	Trade			Purchase 		% of
Issuer   	Date	Selling Dealer	Amount		Price   Issue(1)

Triborough	11/7/01	Bear Stearns	$1,000,000	$98.617	5.92%A
  Bridge & Tunnel
  Authority 5.00%
  Due 1/1/32

Puerto Rico	12/19/01Morgan Stanley	2,000,000	99.303	4.93%B
  Public Finance	Dean Witter
  Corp. Revenue
  5.750% due 8/1/30

Puerto Rico 1/11/02	Lehman Bros.	2,000,000	98.873	0.79%C
  Buildings Authority
  5.375% due 7/1/33


(1)	Represents purchases by all affiliated funds; may not
    exceed 25% of the principal amount of the offering.

A  Includes purchases of $65,950,000 by other Smith Barney Mutual
    Funds.
B  Includes purchases of $52,250,000 by other Smith Barney Mutual
    Funds.
C  Includes purchases of $2,000,000 by other Smith Barney Mutual
    Funds.